SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

07 September, 2011

 LLOYDS BANKING GROUP plc
 (Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..     Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....      No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________

Index to Exhibits

Item

No. 1       Regulatory News Service Announcement, dated 07 September, 2011 re: Director/PDMR Shareholding

7 September 2011

LLOYDS BANKING GROUP PLC ("GROUP") - NOTIFICATION OF TRANSACTIONS BY PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES IN ORDINARY SHARES OF THE GROUP OF 10 PENCE EACH ("SHARES")

The Group announces that on 7 September 2011 Mr Young exercised a share buy out award over 64,670 Shares for a total consideration of £1 and sold 33,752 Shares at 31.67 pence per Share to cover tax and NI liabilities.  Mr Young's shareholding in the Group is therefore increasing by 30,918 Shares.

This announcement is made pursuant to Disclosure Rule 3.1.4.  The transactions took place in the UK and the Shares are listed on the London Stock Exchange.

For further information:

Corporate Affairs
Ed Petter                                                                                             +44 (0)20 8936 5655
Group Media Relations Director
Email: ed.petter@lloydstsb.co.uk

Investor Relations
Kate O'Neill                                                                                         +44 (0) 20 7356 3520
Managing Director, Investor Relations
Email: kate.o'neill@ltsb-finance.co.uk

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                                                                                LLOYDS BANKING GROUP plc
                                                                                                                                                (Registrant)

                                                                                                                                                 By: Kate O'Neill

                                                                                                                                                 Name: Kate O'Neill

                                     Title: Managing Director
                                       Investor Relations

Date: 07 September, 2011